EXHIBIT 4.1(b)

Lease Agreement between Tdsoft Ltd. ("Tdsoft") and Limor Hugi and others (the "Lessor") dated April 26, 2004 (The tenant under the lease is Tdsoft. Following the business combination, the VocalTec employees and equipment were removed to the area leased under this Lease Agreement).

1. SCOPE. Tdsoft leases a property of approximately 21,500 square feet in a building located at 60th Medinat Hayehudim Street, Herzelia, Israel. In addition, Tdsoft may use the shared areas in the building and create a reception counter and signposts in such areas.

2.   TERM AND TERMINATION.

     2.1. The lease period commenced on April 10, 2004, and shall end on April 9, 2006 (the "Initial Period"). Tdsoft has a one-time option to extend the Initial Period for an additional 12 months period.The option shall be exercised automatically, unless Tdsoft provides Lessor with a written notice of its election not to exercise the option (such notice shall be given no later than 60 days prior to the termination of the Initial Period).

     2.2. In the event that Tdsoft materially breaches the agreement, Lessor may terminate the agreement upon written notice. In such case, Tdsoft has to vacate the premises within 90 days after receipt of lessor's notice.

     2.3. In the event that Tdsoft does not vacate the premises following the expiration or termination of the lease agreement, then the Lessor shall be entitled to a daily rent fee equal to twice the average monthly rent fees paid in the prior year divided by 25.

3.   RENT FEES.

     3.1. Tdsoft pays a monthly rent fee in New Israeli Shekels equals to $21,300, plus VAT.

     3.2. The monthly rent fees are paid 3 months in advance.

     3.3. Tdsoft must pay rent fees for the Initial Period and/or the option period (if exercised) whether it uses the premises or not.

4. PERMITS. Tdsoft is responsible for obtaining all applicable permits from the relevant authorities regarding its use of the premises. Tdsoft shall be liable for all payments and fines in connection with its use of the premises in the event that such use is not in accordance with the permits. Tdsoft agreed to indemnify Lessor for any expense the Lessor incurs with respect to the abovementioned.

5.   ASSIGNMENT.

     5.1. Tdsoft may allow its affiliates to use the premises.

     5.2. Tdsoft may not transfer its rights under the agreement, or sublease the premises, without the prior written consent of the Lessor, which consent shall not be unreasonably withheld.

     5.3. The alternative tenant shall pay the rent fee mentioned in the lease agreement.

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6.   MAINTENANCE.

     6.1. Tdsoft agreed to repair, at its expense, all defects and damages to the premises (other than damages resulting from ordinary course use).

     6.2. Tdsoft is not responsible for repairing damages caused to the building's shared areas. Provided to that those damages weren't caused as a result of Tdsoft actions or omissions.

7.   TAXES.

     7.1. Taxes, bills and tolls regarding the premises (such as municipality taxes, electricity bills, etc.) shall be paid by Tdsoft. However, certain taxes and tolls relating to the improvement of the building (and not to use of the leased premises by Tdsoft) shall be paid by the Lessor.

     7.2. Tdsoft shall indemnify Lessor for damages resulting from Tdsoft's non-payment of the abovementioned taxes, bills and tolls.

8.   LIABILITIES FOR DAMAGES AND INSURANCE.

     8.1. Tdsoft shall be solely liable for all damages to any person (including damages to third parties), which result from its use of the premises.

     8.2. Tdsoft is responsible to insure itself, at its expense, against such damages and against third party claims resulting from its use of the premises.

     8.3. Tdsoft is liable for all damages to the premises (including against damages to property located in the premises). Tdsoft is responsible to insure itself, at its expense, against such damages.

     8.4. Tdsoft agreed to add the Lessor as an additional beneficiary under the insurance policies.

     8.5. GUARANTEE. Tdsoft provided Lessor with a $150,000 bank guarantee to secure the performance by Tdsoft of its obligations under the lease agreement. The guarantee is deposited with a trustee. After the trustee has been satisfied that Tdsoft did not pay the fee rate according to the lease agreement, he shall be allowed to transfer the guarantee to the Lessor after giving a 14 days notice to Tdsof about his intention to do so.

     8.6. DISPUTE RESOLUTION. - Any dispute, controversy or claim arising out of, relating to or in connection with this agreement, including any question regarding its existence, validity or termination, or regarding to a breach hereof shall be finally settled by an arbitration before a single arbitrator. The arbitration tribunal shall consist of one arbitrator appointed by the parties. If the parties fail to agree on the identity of the arbitrator, one will be appointed by the then current chairman of the Israeli Bar. The arbitrator shall not be bound by procedure law or rules of evidence, but will rule in accordance with the substantive law of the State of Israel. The execution of this agreement by the parties is deemed as an execution of an arbitration agreement.


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     8.7. RIGHT OF FIRST REFUSAL. Tdsoft has a right of first refusal to lease from Lessor any available space in the building. The provision shall not apply in the event of selling the building or part of it by the Lessor.

     This exhibit does not include a summary of provisions included in the lease agreement pertaining to renovations of the premises by Tdsoft, eviction of the premises (except as set forth in section 2.3 above), parking and additional construction.

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